

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 8, 2018

Via Email
David S. McKenney
Chief Financial Officer
Energy 11 GP, LLC
120 W 3rd Street, Suite 220
Fort Worth, Texas 76102

> **Re:** **Energy 11, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 000-55615**

Dear Mr. McKenney:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources